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Jen Bolitho

Owner / Photographer

Greater Boston Area

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Jen Bolitho Photography

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71 connections

Experience

Independent Business Owner

Jen Bolitho Photography

2011 – Present · 8 yrs

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Freelance Artist / Caregiver Extraordinaire

Three Monkeys

2005 – 2011 · 6 yrs

Greater Boston Area

Set Painter

IATSE Local 729

2000 – 2005 · 5 yrs

Greater Los Angeles Area

Skills & Endorsements

Portrait Photography · 4

Steph Gonzalez and 3 connections have given endorsements for this skill

Event Photography · 3

Chris Morello and 2 connections have given endorsements for this skill

Fine Art Photography · 2

Christine Curtin and 1 connection have given endorsements for this skill

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